Exhibit 99.3

KPMG LLP	Telephone	(514) 840-2100
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Canadian National Railway Company:

We consent to the use of:

•	Our report dated January 31, 2024 on the consolidated financial statements of Canadian National Railway Company (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2023 and December 31, 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively the “consolidated financial statements”), and

•	Our report dated January 31, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-5258, No. 333- 131856, No. 333-197799, No. 333-7520 and No. 333-204974) on Form S-8, and in the Registration Statement (No. 333-264684) on Form F-10 of the Entity.

January 31, 2024

Montréal, Canada